AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425

02049149

July 29, 2002

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

SEC MAIL RECEIVED PROCESSING
AUG 0 6 2002
WASH. D.C. 154 SECTION

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended May 31st, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

AFRIORE LIMITED

Per: J. Allan Ringler

JAR/cd

Encl.

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
May 31, 2002
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets

Expressed in Canadian Dollars

	Note	**May 31, 2002 (unaudited)**	February 28, 2002 (audited)
Assets			
Current			
Cash and cash equivalents		**$ 1,676,086**	$ 2,450,972
Receivables		**925,752**	913,520
Inventories	2	**2,428,983**	1,662,734
Other		**214,957**	174,900
		5,245,778	5,202,126
Coal assets	3	**3,964,892**	3,413,061
Property and equipment	4	**65,752**	56,906
Exploration properties	5	**1,115,302**	1,048,677
Trust funds		**182,845**	346,784
		$ 10,574,569	$ 10,067,554
Liabilities			
Current			
Taxes payable		**$ –**	$ 217,127
Accounts payable and accrued liabilities		**1,105,884**	1,151,749
Due to bank and short-term loan		**–**	30,943
Current portion of operating loan		**487,586**	439,857
		1,593,470	1,839,676
Long term			
Operating loan		**199,221**	271,837
Deferred purchase price		**584,516**	506,472
Deferred gain		**2,237,017**	2,284,306
Reclamation provision		**632,081**	570,201
Future taxes		**831,587**	770,364
		4,484,422	4,403,180
Shareholders' Equity	6	**4,496,677**	3,824,698
		$ 10,574,569	$ 10,067,554

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended May 31,	
	2002	2001
Coal operation		
Revenue	**$ 1,195,874**	$ 2,459,474
Production costs	**(759,780)**	(1,754,553)
Depreciation and amortization	**(130,846)**	(187,627)
	305,248	517,294
Other income and expenses		
Other income	**188,816**	105,906
Gain on foreign exchange	**33,132**	43,559
Interest expense	**(29,669)**	(42,380)
Amortization of deferred purchase price	**(21,358)**	(28,728)
	170,921	78,357
Corporate and exploration expenses		
Administrative costs	**(342,934)**	(364,545)
Exploration and project evaluation	**(47,633)**	(41,619)
Depreciation and amortization	**(5,927)**	(8,097)
Gain on asset disposal	**244,115**	–
	(152,379)	(414,261)
Income before taxes	**323,790**	181,390
Income taxes (recovery)	**–**	–
Net income	**$ 323,790**	**$ 181,390**
Basic income per share	**$ 0.01**	**$ 0.01**
Diluted income per share	**$ 0.01**	**$ 0.01**
Deficit, beginning of period	**$(17,154,397)**	$(18,867,253)
Net income	**323,790**	181,390
Deficit, end of period	**$(16,830,607)**	$(18,685,863)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

	Three months ended May 31,	
	2002	2001
Cash derived from (applied to):		
Operating Activities		
Net income	**$ 323,790**	$ 181,390
Items not affecting cash:		
Gain on asset disposal	**(244,115)**	–
Amortization of deferred gain	**(47,289)**	(47,289)
Amortization of deferred purchase price	**21,358**	28,728
Depreciation and amortization	**136,773**	195,724
Provision for environmental liability	**2,013**	10,941
Changes in non cash working capital items		
Receivables	**153,560**	75,449
Inventories	**(521,384)**	(258,905)
Other	**(16,135)**	(43,370)
Taxes payable	**(222,671)**	–
Accounts payable and accruals	**(224,882)**	206,692
	(638,982)	349,360
Investing Activities		
Coal assets	**(386,453)**	(87,383)
Property and equipment	**(7,141)**	(3,862)
Proceeds on asset disposition	**438,291**	–
Trust fund	**(10,805)**	–
Exploration properties	**(66,625)**	(167,539)
	(32,733)	(258,784)
Financing Activities		
Operating loan-repayments	**(102,103)**	(127,072)
Due to bank and short term loan-repayment	–	(9,650)
Due to bank and short term loan-advance	**(31,733)**	234,960
	(133,836)	98,238
Foreign exchange impact on cash balances	**30,665**	(17,638)
Increase (decrease) in cash and cash equivalents during the period	**(774,886)**	171,176
Cash and cash equivalents, beginning of period	**2,450,972**	472,770
Cash and cash equivalents, end of period	**$ 1,676,086**	$ 643,946
Supplementary disclosure:		
Cash paid for taxes:	**$ 211,583**	$ –
Cash paid for interest	**$ 29,669**	$ 42,380

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 28, 2002. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2002 included in the Company's 2002 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2003.

2. INVENTORIES

Inventories are comprised of the following:

	May 31, 2002	February 28, 2002
Coal	**$ 2,254,023**	$ 1,507,814
Materials and supplies	**174,960**	154,920
	$ 2,428,983	$ 1,662,734

3. COAL ASSETS

	May 31, 2002			February 28, 2002
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Plant and equipment	$ 3,677,306	$ (1,062,342)	**$ 2,614,964**	$ 2,219,233
Mineral properties	1,519,920	(169,992)	**1,349,928**	1,193,828
	$ 5,197,226	$ (1,232,334)	**$ 3,964,892**	$ 3,413,061

4. PROPERTY AND EQUIPMENT

	May 31, 2002			February 28, 2002
	Cost	Accumulated depreciation and amortization	**Net book value**	Net book value
Office equipment and furniture	$ 87,462	$(48,465)	**$ 38,997**	$ 31,318
Vehicles	40,268	(13,513)	**26,755**	25,588
	$ 127,730	$(61,978)	**$ 65,752**	$ 56,906

5. EXPLORATION PROPERTIES

	February 28, 2002	Additions	**May 31, 2002**
South Africa-FSC Gold Project	$ 328,733	$ 2,298	**$ 331,031**
South Africa-Somkele Coal/Other	719,944	64,327	**784,271**
	$ 1,048,677	$ 66,625	**$ 1,115,302**

6. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	May 31, 2002	February 28, 2002
Capital stock	**$ 21,654,764**	$ 21,654,764
Contributed surplus	**855,491**	855,491
Deficit	**(16,830,607)**	(17,154,397)
Cumulative translation adjustment	**(1,182,971)**	(1,531,160)
	$ 4,496,677	$ 3,824,698

Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. No shares are in escrow.

	Shares	Amount
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
Balance May 31, 2002	**25,359,887**	**$ 21,654,764**

Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2002	**2,250,000**	**$0.74**
Granted	200,000	0.67
Balance May 31, 2002	**2,450,000**	**$0.73**

At May 31, 2002, the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at $0.50 vest May 1, 2003; 50,000 options granted at $0.67 vest June 1, 2003; and 50,000 options granted at $0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
450,000	$1.49	June 10, 2002
25,000	$0.80	Dec. 18, 2002
100,000	$0.80	March 30, 2003
400,000	$0.50	July 21, 2003
35,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
815,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
2,450,000		

7. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended May 31,	
	2002	2001
Administrative services [1]	**$ 81,818**	$ –
Consulting fees [2]	**2,491**	14,743
Legal fees and expenses [3]	–	28,967
Management fees [4]	–	8,532

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm owned by a director.
3. A former director was a partner in the firm that is the Company's Canadian legal counsel.
4. AfriOre provided management services and office space on a cost-recovery basis to other companies that shared a common director.

8. EARNINGS PER COMMON SHARE

Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended May 31, **2002**	2001
(i) Basic		
Numerator		
Net earnings – income available to shareholders	**$ 323,790**	$ 181,390
Denominator		
Weighted average number of shares	**25,359,887**	20,359,887
Basic earnings per share	**$0.01**	$0.01
(ii) Diluted		
Net earnings – income available to shareholders	**$ 323,790**	$ 181,390
Denominator		
Weighted average number of shares	**25,359,887**	20,359,887
Potential issuance of shares from stock options	**217,877**	–
	25,577,764	20,359,887
Diluted earnings per share	**$ 0.01**	$ 0.01
Average quoted market price	**$ 0.60**	$ 0.48

9. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Three months ended May 31, 2002			Three months ended May 31, 2001		
	SLJV	Corporate and other	Total	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$546,368**	**$ –**	**$546,368**	$740,805	$ –	$740,805
Export sales	**649,506**	**–**	**649,506**	1,718,669	–	1,718,669
	1,195,874	**–**	**1,195,874**	2,459,474	–	2,459,474
Production costs	**(759,780)**	**–**	**(759,780)**	(1,754,553)	–	(1,754,553)
Depreciation and amortization	**(118,998)**	**(11,848)**	**(130,846)**	(187,627)	–	(187,627)
	317,096	**(11,848)**	**305,248**	517,294	–	517,294
Other income and expenses	**39,117**	**131,804**	**170,921**	(105,904)	184,261	78,357
Corporate and exploration expenses	**206,669**	**(359,078)**	**(152,379)**	145,793	(560,054)	(414,261)
Income (loss) before tax	**562,912**	**(239,122)**	**323,790**	557,183	(375,793)	181,390
Taxes (recovery)	**–**	**–**	**–**	–	–	–
Net income (loss)	**$562,912**	**($239,122)**	**$323,790**	$557,183	($375,793)	$181,390
Total assets:						
South Africa	**$8,142,312**	**$845,341**	**$8,987,653**	$7,226,029	$611,784	$7,837,813
Barbados	**–**	**1,586,916**	**1,586,916**	–	46,623	46,623
	$8,142,312	**$2,432,257**	**$10,574,569**	$7,226,029	$658,407	$7,884,436
Cash from operating activities	**$(946,447)**	**$307,465**	**$ (638,982)**	$ (249,936)	$599,296	$349,360
Cash from investing activities	**41,034**	**(73,767)**	**(32,733)**	(87,383)	(171,401)	(258,784)
Cash from financing activities	**(102,103)**	**(31,733)**	**(133,836)**	134,960	(36,722)	98,238

MANAGEMENT DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2002, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture where applicable.

Results of Operations

The net income for the three months ended May 31, 2002, was $323,790 or $0.01 per share (basic and diluted) compared to $181,390 or $0.01 per share (basic and diluted) for the quarter ending May 31, 2001.

	Three months ended May 31,	
	2002	2001
Run-of-mine production, tonnes		
Underground	**146,839**	168,644
Open pit	**59,477**	65,847
	206,316	234,491
Recovery	**67.2%**	65.8%
Net production, tonnes	**138,676**	154,372
Sales, tonnes	**82,353**	129,195
Revenue attributable to AfriOre	**$1,195,874**	$2,459,474
Production costs attributable to AfriOre	**$759,780**	$1,754,553

The following comments pertain to both the comparison of the current quarter to the same quarter last year. Sales at 82,353 tonnes are 36% lower than last year. Rail supply problems resulted in the delay in planned export shipments in the quarter under review. This, combined with reduced demand and lower prices, resulted in an increase in inventory levels and a consequent reduction in cash and equivalents during the quarter. The open-pit will temporarily cease production at the end of July. Management has secured rail permits for export shipments in the next quarter and have scaled back production to reduce inventory levels.

Other income and expenses are in line with last year. The South Africa Rand strengthened considerably during the quarter. This reduced holding gains on foreign exchange and, due to the translation method used by AfriOre, resulted in an increase in most balance sheet accounts. Corporate and exploration expenses have declined significantly in the quarter. This was primarily due to recording a non-recurring gain of $244,115 on the sale of the Company's 12.7% interest in the Durban Coal Terminal Company (Pty) Limited through which we export sized coal via the port of Durban. The sale of the company, which was considered a non-core asset, will not affect our use of the export facility.

Investing

Capital expenditures in the first quarter on coal assets amounted to $386,453 (last year – $87,383) and were made on property and equipment at the colliery to replace and upgrade equipment and on a new ventilation shaft. The investment includes $127,000 to acquire mineral rights in the area of the Springlake colliery. Capitalized exploration in the quarter was $66,625, most of which was spent on AfriOre's Somkele project.

Financing

AfriOre repaid $102,103 of the principal on its operating loan in the quarter. An additional $31,733 of short-term debt, principally bank overdrafts, was also repaid.

Cash Flow and Liquidity

Working capital at May 31, 2002, stands at $3,652,308 compared to $3,362,452 at February 28, 2002. However cash has declined by $774,886 from the year-end balance to $1,676,086 at May 31, 2002. Our coal inventory has increased $766,249 in the same period. Management is taking corrective action that, when combined with seasonally higher sales in the second quarter, is expected to decrease inventory.

Other Developments

During the quarter, AfriOre entered into agreements and a memorandum of understanding to acquire interests in three gold properties and has applied for exploration rights to a fourth property. These projects represent the commencement of AfriOre's gold exploration initiative. One of these projects is at an advanced stage of exploration and exhibits a level of geological and grade continuity, which management believes will support an estimate of inferred mineral resource.

AfriOre, under the supervision of Mr. Mark Snelling (B.Sc. (Hons) in Engineering, Royal School of Mines, London; Graduate Diploma in Mining Engineering, University of Witwatersrand, Johannesburg; South Africa Mine Manager Governmental Certificate of Competency) has completed a positive internal feasibility study on its Somkele anthracite project. The feasibility study will be expanded in order to improve the confidence levels of the study to a bankable level. This includes more accurate design standards and mine scheduling, and further work on the marketing and costing of the proposed development. It is intended that these studies will be concluded during the third quarter at which time it is anticipated that mine permitting will be completed. It is estimated that approximately Rand 45-million (approximately $6-million) will be required to put the project into production and management is investigating financing alternatives.

Mr. Bruce Tanner, CA(SA) has joined the Company as our South Africa based Chief Financial Officer. His responsibilities will include acting as the Chief Operating Officer of the coal operation.

Outlook

After lower than expected sales in the first quarter, demand for Springlake coal increased in June and July. Typically, Springlake's export sales increase in the second quarter as European customers begin stocking up for the winter. We continue to believe market conditions will remain relatively stable in the anthracite market served by Springlake.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
Thomas A. Di Giacomo
Derek L. Kyle
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Management
Stuart R. Comline, President and C.O.O.
Mark R. Snelling, Vice President, Operations
Michael van Aswegen, Vice President, Exploration
Robert Dubber, General Manager, Springlake
Bruce P. Tanner, CFO & C.O.O. Coal Operations
Vere Brathwaite, Secretary

Corporate Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

South Africa Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za
CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514